Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Sigma Lithium Corporation

We have issued our reports dated March 30, 2026, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting, all included in the Annual Report of Sigma Lithium Corporation on Form 40-F for the year ended December 31, 2025. We consent to the inclusion of the aforementioned reports in the Annual Report of Sigma Lithium Corporation on Form 40-F and to the use of our name as it appears under the caption “Interest of Experts”, which appears in the Annual Information Form, included as Exhibit 99.1.

/s/ Grant Thornton Auditores Independentes Ltda.

Campinas, Brazil

March 30, 2026